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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

Website: http://www.firstpacco.com

ANNOUNCEMENT

NOTICE OF BOARD MEETING

The Board of Directors of First Pacific Company Limited (the "Company") announces that a meeting of the Board of Directors of the Company will be held at The Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 31st March, 2008 at 11:00 a.m., for the purpose of, among other matters, approving the Company's consolidated final results for the year ended 31st December, 2007, as well as for subsequent publication of the results.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 17th March, 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*
Sir David W.C. Tang*, *KBE*
Chevalier de L'Ordre des Arts et des Lettres

* *Independent Non-executive Directors*

(82 - 836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached consolidated financial results announcement of PT. PP London Sumatra Indonesia Tbk for the year ended 31 December 2007.

Dated this 14th day of March, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David Tang*, *KBE, Chevalier de L'Ordre des Arts et des Lettres*

** Independent Non-executive Directors*

PT PP LONDON SUMATRA INDONESIA TBK AND SUBSIDIARIES

LONSUM

CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER 2007 AND 2006
(Expressed in million Rupiah, unless otherwise stated)

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	558,359	257,054
Trade receivables:		
- Third parties (net of allowance for doubtful accounts of Rp 2,500 and Rp nil as at 31 Desember 2007 and 2006)	62,764	43,300
Other receivables:		
- Third parties	20,104	17,079
Inventories	225,833	130,636
Advances (net of provision for recoverable amount of advance payments for land of Rp 44,000 and Rp nil as at 31 December 2007 and 2006)	124,651	76,529
Prepaid taxes	13,385	13,747
Prepaid expenses	682	1,390
Total current assets	1,005,778	539,735
NON-CURRENT ASSETS		
Amounts due from related parties (net of allowance for doubtful accounts of Rp nil and Rp 33,615 as at 31 December 2007 and 2006)	7,999	6,231
Plasma receivables (net of allowance for doubtful accounts of Rp 18,000 and Rp nil as at 31 December 2007 and 2006)	43,125	75,083
Plantation assets:		
- Mature plantations (net of accumulated depreciation of Rp 310,246 and Rp 269,843 as at 31 December 2007 and 2006)	787,355	671,791
- Immature plantations	874,622	693,347
Fixed assets (net of accumulated depreciation of Rp 314,104 and Rp 271,212 as at 31 December 2007 and 2006)	1,108,134	882,595
Deferred charges for landrights (net of accumulated amortisation of Rp 29,168 and Rp 27,731 as at 31 December 2007 and 2006)	109,476	114,561
Other assets	1,651	1,869
Total non-current assets	2,932,362	2,445,477
TOTAL ASSETS	3,938,140	2,985,212

	2007	2006
CURRENT LIABILITIES		
Trade payables	63,403	43,567
Other payables:		
- Third parties	20,377	13,749
Sales advances	56,691	71,662
Taxes payable	199,884	72,304
Accrued expenses	232,717	153,108
Bank loans	260,275	173,709
Mandatory Convertible Notes	-	405,092
Total current liabilities	833,347	933,191
NON-CURRENT LIABILITIES		
Bank loans	539,152	466,856
Deferred tax liabilities	68,459	97,585
Provision for employment benefits	182,155	141,679
Total non-current liabilities	789,766	706,120
EQUITY		
Share capital		
Authorised capital 1,600,000,000 common shares with par value of Rp 500 (full Rupiah) per share. Issued and paid-up: 1,364,572,793 (2006 : 1,095,229,293) ordinary shares	682,286	547,615
Additional paid-in capital	888,069	617,648
Appropriated retained earnings	3,238	3,238
Accumulated income	741,434	177,400
Total equity	2,315,027	1,345,901
TOTAL LIABILITIES AND EQUITY	3,938,140	2,985,212

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006
(Expressed in million Rupiah, except basic earnings per share)

	2007	2006
Net sales	2,900,835	2,148,413
Cost of goods sold	1,810,836	1,596,085
Gross profit	1,089,999	552,328
Operating expenses		
Selling expenses	22,908	23,588
General and administration expenses	76,191	74,092
Total operating expenses	99,099	97,680
Operating income	990,900	454,648
Other income/(expenses)		
(Loss)/gain on foreign exchange - net	(17,391)	32,989
(Loss)/gain on sale of fixed assets - net	(395)	3,700
Interest income	9,574	4,133
Provision for recoverable amount of advance payments for land	(44,000)	-
Interest and finance charges	(72,342)	(74,985)
Allowance for doubtful plasma receivables	(18,000)	-
Bad debt expenses	(10,640)	-
Write off of assets	(3,879)	-
Others - net	962	9,477
Total other expenses - net	(156,111)	(24,686)
Profit before income tax	834,789	429,962
Income tax expense	(270,755)	(126,857)
Net income	564,034	303,105
Basic earnings per share (full Rupiah)	413	222

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006
(Expressed in million Rupiah)

	Share capital	Additional paid-in capital	Appropriated retained earnings	Accumulated income	Total
Balance at 1 January 2006	547,615	617,648	1,238	(41,564)	1,124,937
Distribution of cash dividend	-	-	-	(82,141)	(82,141)
Appropriation for statutory reserve	-	-	2,000	(2,000)	-
Net income for the year	-	-	-	303,105	303,105
Balance at 31 December 2006	547,615	617,648	3,238	177,400	1,345,901
Conversion of Mandatory Convertible Notes to share capital and additional paid-in capital	134,671	270,421	-	-	405,092
Net income for the year	-	-	-	564,034	564,034
Balance at 31 December 2007	682,286	888,069	3,238	741,434	2,315,027

Notes :

1. Consolidated financial statements for the years ended 31 December 2007 and 2006 have been audited by public accountant firm Haryanto Sahari & Rekan *(a member firm of PricewaterhouseCoopers)* with an unqualified opinion as stated in their report dated 12 March 2008.
2. The exchange rate as at 31 December 2007 and 2006 are Rp 9,419/US$ and Rp 9,020/ US$ respectively.

Jakarta, 13 March 2008

PT PP LONDON SUMATRA INDONESIA TBK

BOARD OF DIRECTOR

END